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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              Date:  July 16, 2001


                                     UBS AG
                              (Registrant's Name)

                  Bahnhofstrasse 45, Zurich, Switzerland, and
                     Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F /X/            Form 40-F /_/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes /_/                  No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-






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Press releases issued by UBS AG reflecting the following matters are furnished herewith:

      o UBS shares split 3 for 1
      o UBS's position in own shares falls below 5%





     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210) and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.



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Media release



For immediate release


UBS shares split 3 for 1

New York/Zurich, July 16, 2001 - UBS announced today that it has split its shares 3 for 1, bringing its share price to a level more in line with other leading global financial services companies. The move is consistent with UBS's goal to broaden its retail share ownership, particularly in the United States. Based on the closing price of UBS shares on the New York Stock Exchange on Friday, July 13, the adjusted share price would be USD $45.50.

At the same time UBS's share capital will be adjusted through a previously announced par value reduction under which shareholders of record on July 13, 2001 will receive a distribution of CHF 1.60 (USD $0.91) per share on July 18, 2001. The changes result in a reduced par value of CHF 2.80 (USD $1.59) per share and follow new Swiss regulations that enabled Swiss companies to reduce the par value of their shares below CHF 10 (USD $5.66).

UBS (NYSE: UBS) is a leading global financial services firm with 71,000 employees worldwide, providing a range of services to a client base that includes affluent individuals, corporations, institutions and governments. Headquartered in Switzerland, the firm has significant operations in all of the world's major financial centers. For more information, visit http://www.ubs.com

Inquiries:

David P. Walker + 1 212 713 8502
UBS







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Media release




For immediate release


UBS's position in own shares below reporting limit of 5%


Zurich/Basel, 16 July 2001 - UBS's position in its own shares has moved below the statutory stock exchange reporting limit of 5% due to the cancellation of
18.4 million shares repurchased during its buyback program active during 2000.

Before market opening on 16 July, the par value of the UBS share will be reduced by CHF 1.60. Additionally, UBS will split its shares 3 for 1. Trading in the shares with a reduced par value of CHF 2.80 will commence today.


UBS





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       UBS AG



                       By:    /s/ Robert Dinerstein
                           ---------------------------
                       Name:  Robert Dinerstein
                       Title  Managing Director


                       By:    /s/ Robert Mills
                           --------------------------
                       Name:  Robert Mills
                       Title: Managing Director



Date: July 16, 2001